SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

NICOLAS MOREAU Director General Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, NY 10001

* The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2019 is being filed to include as exhibits to such form (i) the Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Legal Services, (ii) the Consent of Milbank LLP, U.S. Counsel for Canada, and (iii) the Consent of Stikeman Elliott LLP, Canadian Counsel for the distributor, all of which were prepared in connection with Canada’s medium-term note program (the “Canada Notes program”) described in Canada’s prospectus supplement dated August 12, 2020 (the “prospectus supplement”) to its prospectus dated January 26, 2018 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-222149.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2019 are hereby amended to include the following:

Exhibit H:	Fiscal Agency Agreement*

Exhibit I:	Distribution Agreement*

Exhibit J:	Amendment No. 1 to Distribution Agreement†

Exhibit K:	Amendment No. 2 to Distribution Agreement††

Exhibit L:	Amendment No. 3 to Distribution Agreement†††

Exhibit M:	Amendment No. 4 to Distribution Agreement

Exhibit N:	Calculation Agency Agreement*

Exhibit O:	Exchange Rate Agency Agreement*

Exhibit P:	Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Legal Services

Exhibit Q:	Consent of Milbank LLP

Exhibit R:	Consent of Stikeman Elliott LLP

*

Incorporated herein by reference from Amendment No. 6 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2011 as filed with the Commission on November 28, 2012

†	Incorporated herein by reference from Amendment No. 3 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2014 as filed with the Commission on March 30, 2015
††	Incorporated herein by reference from Amendment No. 3 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2015 as filed with the Commission on March 30, 2016.
†††	Incorporated herein by reference from Amendment No. 2 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2016 as filed with the Commission on March 30, 2017.

It is estimated that the expenses of Canada in connection with the sale of the Canada Notes will be as follows:

Filing Fee (assuming U.S.$3,928,950,000 aggregate principal amount of Canada Notes are sold pursuant to Canada’s Registration Statement No. 333-222149)	U.S.$	482,661.52
Legal		100,000
Reimbursement of Distributor’s Expenses and Miscellaneous Expenses		130,000

Total	U.S.$	712,661.52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 12th day of August, 2020.

CANADA

By:	/s/ Nicolas Marion
Nicolas Marion Director Reserves Management Section Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

H:	Fiscal Agency Agreement*

I:	Distribution Agreement*

J:	Amendment No. 1 to Distribution Agreement†

K:	Amendment No. 2 to Distribution Agreement††

L:	Amendment No. 3 to Distribution Agreement†††

M:	Amendment No. 4 to Distribution Agreement

N:	Calculation Agency Agreement*

O:	Exchange Rate Agency Agreement*

P:	Opinion and Consent of General Counsel, Department of Justice (Canada), Finance Legal Services

Q:	Consent of Milbank LLP

R:	Consent of Stikeman Elliott LLP

*	Incorporated herein by reference from Amendment No. 6 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2011 as filed with the Commission on November 28, 2012

†	Incorporated herein by reference from Amendment No. 3 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2014 as filed with the Commission on March 30, 2015

††	Incorporated herein by reference from Amendment No. 3 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2015 as filed with the Commission on March 30, 2016.

†††	Incorporated herein by reference from Amendment No. 2 on Form 18-K/A (file no. 033-05368) to the Annual Report for the fiscal year ended March 31, 2016 as filed with the Commission on March 30, 2017.

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